SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             CABOT INDUSTRIAL TRUST
                       (Name of Subject Company (Issuer))

                       CALWEST INDUSTRIAL PROPERTIES, LLC
                            ROOSTER ACQUISITION CORP.
                        (Name of Filing Person (Offeror))
                     ---------------------------------------

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $.01 PER SHARE
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    127072106
                      (CUSIP Number of Class of Securities)
                         ------------------------------

                             Charles B. Leitner, III
                              Senior Vice President
                               RREEF America, LLC
                        101 California Street, 26th floor
                         San Francisco, California 94111
                            Telephone: (415) 781-3300
           (Name, Address and Telephone Number of Person Authorized to
                               Receive Notices and
                   Communications on Behalf of Filing Person)

                         ------------------------------

                                COPIES TO:

                Richard V. Smith, Esq.       Edward J.
                                       Schneidman, Esq.
                Orrick, Herrington &         Mayer, Brown &
                Sutcliffe LLP                Platt
                Old Federal Reserve          190 South Lasalle
                Bank Building                Street
                400 Sansome Street           Chicago, Illinois 60603
                San Francisco,               Telephone: (312)
                California 94111             782-0600
                Telephone: (415) 392-1122

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/    third-party tender offer subject to Rule 14d-1.
/ /   issuer tender offer subject to Rule 13e-4.
/ /   going-private transaction subject to Rule 13e-3.
/ /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Item 12    EXHIBITS

(a) (1) (A) Internal Memo from RREEF Amercia, LLC to all its employees dated October 29, 2001.


                                  EXHIBIT INDEX

(a) (1) (A) Internal Memo from RREEF Amercia, LLC to all its employees dated October 29, 2001.

Exhibit (a) (1) (A)

To:
cc:
Subject:  Breaking News

All Employees

FROM:     Chuck Leitner

DATE:     October 29, 2001

     RE:  Cabot Industrial Trust Acquisition


Early this morning a major transaction was announced between RREEF, on behalf of CalWest, and Cabot Industrial Trust in Boston. The executed merger agreement provides for CalWest to acquire through a tender offer all of the outstanding common shares of Cabot, a publicly traded real estate investment trust. If it is successful, the tender offer is expected to close in mid-December.

The acquisition  involves over 41 million square feet of industrial property and
4.5 million square feet of development opportunities in 400 properties located throughout the major US markets. The transaction has a total value of approximately $2.1 billion. Cabot has an extensive management organization, primarily based in Boston, and we will be working with them over the next several weeks to integrate many of the people into our organization.

This transaction has been a monumental task and has been in progress for several months with the extremely burdensome requirement of maintaining strict confidentiality every step of the way. Our success to date has been the result of a classic RREEF team effort involving Acquisitions, Capital Markets, Portfolio Management, Client Relations, Property Management (including nearly every district office), Research, Risk Management, Engineering, Finance, Accounting, IT, Communications, Human Capital and Legal. The continued effort of all of these departments will be required not only during the next several weeks to close this transaction but, over the next several months to assure a successful transition of this portfolio.

The leadership team for this transaction including Tim Keith (Acquisition lead), Chris Hughes (Capital Markets lead), Andy Harper (Financial Analyst lead),
Warren  Otto  (Portfolio   Management/   CalWest  lead),  Steve  Steppe  (Client
Relationslead),   Michael   McGowan   (Research   lead)   and   Mary   Godlewski
(Administrative lead) would like to thank everyone involved for your professionalism, talents and efforts in positioning RREEF for such an exciting and significant piece of business. The strength and depth of this company strikes again! Give yourselves a pat on the back today Team RREEF, you deserve it.

This is a very public transaction and we expect numerous inquiries. It is very important that all inquiries be responded to with no comment and referred to either me in New York or Cindy Talmadge in Chicago.